NU HOLDINGS LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on August 13, 2024

NOTICE IS HEREBY GIVEN that an Annual General Meeting (“AGM”) of Nu Holdings Ltd. (the “Company” or “we”) will be held on August 13, 2024 at 10:00 a.m. Brasilia time (UTC-3). The AGM will be held at the offices of the Company, located at Rua Capote Valente, 39, Pinheiros, São Paulo-SP, 05409-000, Brazil.

The AGM will be held in accordance with Cayman Islands law and the amended and restated memorandum and articles of association of the Company and shareholders can attend in person or electronically. You will be able to attend the AGM online by visiting https://meetnow.global/MU7CRRJ. You will also be able to vote your shares online by attending the AGM via this webcast. To participate in the AGM online, you will need to review the information included on the proxy card or in the instructions that accompanied your proxy materials.

AGENDA

The AGM will be held for the purpose of considering and, if thought fit, passing and approving the following resolutions:

1.	"To resolve, as an ordinary resolution, that the Company’s audited financial statements and the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 be approved and ratified."
2.	“To resolve, as an ordinary resolution, that the reelection of the individuals listed from “a” to “i”, as directors of the Company (the “Nominees”), each to serve for a term ending on the date of the next annual general meeting of the Members, or until such person resigns or is removed in accordance with the terms of the Memorandum and Articles of Association of the Company, be approved:
a.	David Vélez Osorno;
b.	Anita Mary Sands;
c.	Daniel Krepel Goldberg;
d.	David Alexandre Marcus;
e.	Douglas Mauro Leone;
f.	Jacqueline Dawn Reses;
g.	Luis Alberto Moreno Mejia;
h.	Rogério Paulo Calderón Peres; and
i.	Thuan Quang Pham.”

Further details regarding the proposals are set out in the attached proxy statement (which proxy statement is hereby incorporated into this notice by reference). The board of directors of the Company (the “Board”) has fixed the close of business on July 5, 2024 Brasilia time (UTC-3) as the record date (the “Record Date”) for determining the shareholders of the Company entitled to receive notice of the AGM or any adjournment thereof. The holders of record of the Class A ordinary shares and the Class B ordinary shares of the Company as at the close of business on the Record Date are entitled to receive notice of and attend the AGM and any adjournment thereof.

Please refer to the proxy card which is attached to and made a part of this notice. The proxy statement and the proxy card are also available for viewing on the Investor Relations section of our website at https://www.investidores.nu/en and on the SEC’s website at https://www.sec.gov.

Your vote is important. If you do not plan to attend the AGM either in person or virtually then you are urged to complete, sign, date and return the accompanying proxy card to us, in accordance with the instructions set out therein, as promptly as possible and in any case by no later than 11:59 p.m., Eastern time, on August 12, 2024 to ensure your representation at the AGM.

The Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023 was filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 20, 2024 (the “Form 20-F”). Shareholders may obtain a copy of the Form 20-F, free of charge, from the Company’s website at https://www.investidores.nu/en and on the SEC’s website at https://www.sec.gov or by contacting the Company’s Investor Relations Department by email at investors@nubank.com.br. In addition to the other information included in the Form 20-F, you will find in the Form 20-F biographies for the incumbent members of the Board.

The Board recommends that shareholders of the Company vote “FOR” the resolutions at the AGM. Your vote is very important to the Company.

By Order of the Board of Directors,

/s/ David Vélez Osorno

Name: David Vélez Osorno

Title: Chairman of the Board of Directors

Dated: July 12, 2024

Registered Office:

c/o Campbells Corporate Services Limited

Floor 4, Willow House, Cricket Square

Grand Cayman KY1-9010

Cayman Islands